

Mail Stop 3720

August 19, 2008

<u>Via U.S. Mail and Fax (44 020 7356 5731)</u>
Mr. Hanif Lalani OBE
Group Finance Director
BT Group plc
81 Newgate Street, London, EC1A 7AJ
England

RE: **BT Group plc**
      Form 20-F for the Fiscal Year Ended March 31, 2008
      Filed May 28, 2008
      File No. 1-08819

Dear Mr. Lalani:

       The Division of Corporation Finance has completed its review of your Form 20-F and related filings and does not, at this time, have any further comments.

                                 Sincerely,

                                 Larry Spirgel
                                 Assistant Director